UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Hana Biosciences, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
40963P105
(CUSIP No.)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	40963P105

(1)	NAME OF REPORTING PERSON. Larry Gellman

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS).
(a) ☐
(b) ☐

(3)	SEC USE ONLY.

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION.

United States of America

(5) SOLE VOTING POWER.

NUMBER OF	840,451 (See Item 4)

SHARES	(6) SHARED VOTING POWER.
BENEFICIALLY
OWNED BY	1,757,431

EACH	(7) SOLE DISPOSITIVE POWER.
REPORTING
PERSON	840,451

WITH:	(8) SHARED DISPOSITIVE POWER.

1,757,431

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

2,597,882 (See Item 4)

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).

8.0% (See Item 4)

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

IN

SCHEDULE 13G
LARRY GELLMAN
HANA BIOSCIENCES, INC.

Item 1.
(a)	Name of Issuer:

Hana Biosciences, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

7000 Shoreline Court, Suite 370 South San Francisco, CA 94080

Item 2.
(a)	Name of Person Filing:

Larry Gellman

(b)	Address of Principal Business Office or, if none, Residence:

Larry Gellman 4405 N. Black Rock Drive Tucson, AZ 85750

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, $0.001 par value

(e)	CUSIP No.:

40963P105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     Not applicable.

Item 4.	Ownership.
     As of December 31, 2008:
(a)	Amount Beneficially Owned:

2,597,882 shares. The undersigned declares that the filing of this statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the securities covered by this statement.

(b)	Percent of Class:

8.0%. Based upon 32,386,130 shares of common stock outstanding at November 14, 2008, as reported by Hana Biosciences, Inc. in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 under the Securities Exchange Act of 1934 filed with the SEC on November 14, 2008.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

840,451 shares.

(ii)	Shared power to vote or to direct the vote

1,757,431 shares, of which (a) 773,156 shares are held in the name of, or in trusts for the benefit of, Mr. Gellman’s spouse and children; and (b) 984,275 shares are held in client accounts where Mr. Gellman holds discretionary authority over such accounts.

(iii)	Sole power to dispose or to direct the disposition of

840,451 shares.

(iv)	Shared power to dispose or to direct the disposition of

1,757,431 shares, of which (a) 773,156 shares are held in the name of, or in trusts for the benefit of, Mr. Gellman’s spouse and children; and (b) 984,275 shares are held in client accounts where Mr. Gellman holds discretionary authority over such accounts.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
As reported above, Mr. Gellman beneficially owns 984,275 shares in client accounts where he holds discretionary authority over such accounts. The respective clients have the right to receive dividends from, and proceeds from the sale of, securities in these accounts. Mr. Gellman declares that his discretionary authority over client accounts shall not be construed as an admission that he is the beneficial owner of shares in such client accounts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: February 17, 2009

/s/ Larry Gellman
Larry Gellman